March 26, 2025

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Moolec Science SA (the “Company”) Acceleration Request for Registration Statement on Form F-4 (File No. 333-284744)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-284744) filed by the Company with the U.S. Securities and Exchange Commission on February 6, 2025, as amended on March 10, 2025 and March 25, 2025 (the “Registration Statement”).

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the Registration Statement be accelerated so that it becomes effective at 2:00 p.m., Eastern Time, on March 28, 2025, or as soon thereafter as practicable.

The Company also requests that the U.S. Securities and Exchange Commission confirm the effective date and time of the Registration Statement to Company counsel, Linklaters LLP, Attention: Matthew S. Poulter, by email to matthew.poulter@linklaters.com, or Emilio Minvielle, by email to emilio.minvielle@linklaters.com.

Sincerely,

MOOLEC SCIENCE SA

By:	/s/ Gastón Paladini
Name:	Gastón Paladini
Title:	Chief Executive Officer, Director